SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayers’ ID (CNPJ/MF) No. 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

MINUTES OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING HELD ON APRIL 28, 2017

1. Date, Time and Place: On April 28, 2017, at 2 p.m., at the Company’s headquarters, in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas 8,501, 19th floor.

2. Call Notice: The call notice was published in the “Diário Oficial do Estado de São Paulo”, on March 28, 29 and 30, 2017, pages 225, 199 and 216, respectively, and in the “O Estado de São Paulo” newspaper, on March 28, 29 and 30, 2017, pages B24, B11 and B16, respectively.

3. Attendance: Shareholders representing more than 49.75% of the Company’s total and voting capital, already considering the remote votes bulletin sent directly to the Company or the ones sent through the B3 – Brasil, Bolsa, Balcão (“B3”) and the bookkeeping agent systems. Also present, for the purpose of Article 134, §1st, Law No. 6,404/76, Mr. Sandro Rogério da Silva Gamba and André Bergstein, Chief Executive Officer and Chief Financial and Investor Relations Officer, respectively, Mr. Olavo Fortes Campos Rodrigues Junior, member of Company’s Fiscal Council, and Mr. Thiago Bragatto, bearer of the Brazilian Identity Card (RG) No 33.830.380-7, enrolled with CPF/MF under No. 327.257.248-13 and enrolled with the CRC/SP under No. 1SP234100/O-4, representing the Company’s independent auditors, KPMG Auditores Independentes S.S.

4. Presiding Board: Odair Garcia Senra, President of the Board of Directors and Chairman of the Presiding Board as set forth on §2, Article 8, of the Company’s Bylaws; and Renata de Carvalho Fidale, Secretary.

5. Agenda: (i) to receive the accounts drawn up by the Company’s officers, examine, discuss and vote on the financial statements concerning the fiscal year ended December 31st, 2016; (ii) to establish the amount of the global remuneration to be paid to the Company’s administrators in 2017; (iii) to install and establish the number of members that shall comprise the Company’s Fiscal Council; (iv) to elect the members of the Company’s Fiscal Council due to the expiration of the term of office; and (v) to establish the amount of the global remuneration to be paid to the members of Company’s Fiscal Council in 2017.

6. Resolutions: The following resolutions were taken, with abstentions and dissenting votes registered in each case, authorizing the drawing up of these minutes in the summary format and publication by omitting shareholders’ signature, as authorized by Article 130, Paragraphs 1 and 2 of Law No. 6.404/76:

6.1. To approve, by majority vote, computing 3,097,697 favorable votes, 2,284,464 dissenting votes and 7,756,545 abstentions, after being examined and discussed, the accounts drawn up by the Company’s management and the Company’s financial statements concerning the fiscal year ended December 31st, 2016, which, together with the Explanatory Notes and the Independent Auditors Opinion, were published, in full, on March 24, 2017, in the “Diário Oficial do Estado de São Paulo – Caderno Empresarial 2”, pages 3 to 12, and in the newspaper “O Estado de São Paulo – Caderno de Economia”, pages B15 to B24, the legal term thereby having been complied with.

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6.2. To consign that there will be no dividend distribution in view of the Company’s losses on the fiscal year ended December 31st, 2016.

6.3. To determine, by majority vote, computing 3,097,697 favorable votes, 2,284,464 dissenting votes and 7,756,545 abstentions, the limit of up to R$18,739,227.00, for the amount of the annual global compensation of the Company’s administrators for the 2017 current fiscal year, from January to December, including fixed and variable compensation, any benefits provided or supported by the Company, as well as social security charges or expenses associated with the recognition of the fair value of stock options that may be granted by the Company, which are recognized gradually during grace period with accounting and non-financial effects under the CPC 10 and derive from the Stock Option Plan previously approved by the Company's shareholders at the General Meeting. The Board of Directors shall prescribe the individual amounts to be distributed to each of the Company’s administrators, taking into account their responsibilities, time they dedicate to their tasks, their competence, professional reputation and the amount at which their services would be valued at market prices.

6.4. In view of expiration of the term of office, to approve, by majority vote, computing 8,044,091 favorable votes, 65,866 dissenting votes and 5,838,749 abstentions, the installation of Fiscal Council (Conselho Fiscal) with three (3) effective members and respective alternates, as set forth on Article 40 of Company’s Bylaws, which shall operate until the Annual General Shareholders’ Meeting to be held on 2018.

6.5. Approve, by majority vote, computing 8,042,299 favorable votes, 67,682 dissenting votes and 5,838,725 abstentions, to comprise the Fiscal Council (Conselho Fiscal), electing as effective members: (i) Olavo Fortes Campos Rodrigues Junior, Brazilian, business administrator, married, bearer of ID card (RG) no. 9.369.027 issued by SSP/SP and enrolled in the Individual Taxpayer's Registry (CPF/MF) under no. 769.488.977-20, resident and domiciled in São Paulo, São Paulo State at Rua Jesuíno Arruda 541, apto 1, CEP 04553-081, (ii) Peter Edward Cortes Marsden Wilson, Brazilian, economist, married, bearer of ID card (RG) no. 08.424.379-9 issued by IFP/RJ and enrolled in the Individual Taxpayer’s Registry (CPF/MF) under no. 168.126.648-20, resident and domiciled in São Paulo, São Paulo State at Rua Princesa Isabel 347, apartment 92, Campo Belo, CEP 046001-001, and (iii) Laiza Fabiola Martins de Santa Rosa, Brazilian, economist, single, bearer of ID card (RG) no. 32.677.183-9 issued by SSP/SP and enrolled in the Individual Taxpayer's Registry (CPF/MF) under no. 294.953.408-29, resident and domiciled in São Paulo, São Paulo State with offices at Avenida Paulista 2.300, 11º andar; and as alternates: (i) Marcello Mascotto Iannalfo, Brazilian, economist, married, bearer of ID card (RG) no. 16.994.226-0 issued by SSP/SP and enrolled in the Individual Taxpayer’s Registry (CPF/MF) under no. 101.947.028-39, resident and domiciled in the city of Campinas, São Paulo State at Rua Bacabá, 48, Alphaville, Campinas - CEP 13098-339, (ii) Marcelo Martins Louro, Brazilian, business administrator, married, bearer of ID card (RG) no. 19.994.703 issued by SSP/SP and enrolled in the Individual Taxpayer's Registry (CPF/MF) under no. 118.319.918-02, resident and domiciled in São Paulo, São Paulo State at Rua Iaiá 127, CEP 04542-060, and (iii) Alessandro de Oliveira Nascimento, Brazilian, economist, single, bearer of ID card (RG) no. 44350969-4 issued by SSP/SP and enrolled in the Individual Taxpayer's Registry (CPF/MF) under no. 335.489.628-07, resident and domiciled in São Paulo, São Paulo State with offices at Avenida Paulista 2.300, 11º andar.

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6.6. To record that the members of the Fiscal Council hereby appointed, having executed the Fiscal Council Members Deed of Consent provided by the Novo Mercado Listing Rules of B3, shall take office upon execution of the term of investiture in the appropriate book, in which occasion they shall make the statements required by law.

6.7. To establish, by majority vote, computing 6,122,599 favorable votes, 72,000 dissenting votes and 7,754,107 abstentions, the global annual amount of R$260,640.00 to be paid as remuneration to the Company’s Fiscal Council members in office.

Closing: As there were no further issues to be addressed, the meeting was closed, and the present Minutes were drawn up as a summary, which, after being read and found in appropriate terms, was signed by all in attendance.

Signatures: Chairman: Odair Garcia Senra; Secretary: Renata de Carvalho Fidale; Officer of the Company and its controlled company, Construtora Tenda S.A.: André Bergstein and Sandro Rogério da Silva Gamba; Member of Fiscal Council: Olavo Fortes Campos Rodrigues Junior; Representative of KPMG Auditores Independentes S.S.: Thiago Bragatto; Shareholders: (i) ODAIR GARCIA SENRA; (ii) SANDRO ROGÉRIO DA SILVA GAMBA; (iii) ANDRÉ BERGSTEIN; (iv) RENATA DE CARVALHO FIDALE; (v) CITIBANK N A ADR DEPARTMENT, THE BANK OF NEW YORK MELLON EMPLOYEE BENEFIT COLLEC IN F PL; THE YOUNG MENS CHRISTIAN ASSOCIATION RETIREMENT FUND, STICHTING PENSIOENFONDS VOOR HUISARTEN, RETIREMENT PLAN FOR EMPLOYEES OF AETNA INC, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A S O V S F, OPTMIX WHOLESALE GLOBAL SMALLER COMPANIES SHARE TRUST, PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO, UNISUPER LIMITED, NEON LIBERTY EMERGING MARKETS FUND LP, represented by Amanda Caroline Siqueira; (vi) ADRIANA FARHAT; (vii) GERSON COHEN; (viii) FATOR MASTER FIA, FUNDO FATOR SINERGIA V FIA, AMP FUNDO DE INVESTIMENTO EM AÇÕES, CUCAÇÃO FUNDO DE INVESTIMENTO EM AÇÕES, MOPYATA FUNDO DE INVESTIMENTO EM AÇÕES, CLUBE DE INVESTIMENTOS RHINO, CLUBE DE INVESTIMENTOS GALP, CLUBE DE INVESTIMENTO ESCALADA, CLUBE DE INVESTIMENTO G60, represented by Daniel Duarte Utsch; and (ix) shareholders represented by remote vote bulletin: POLO NORTE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, VINSON FUND LLC, ROSS ICE SHELF LLC, POLO FUNDO DE INVESTIMENTO EM AÇÕES, PATRA PIPE MASTER - FUNDO DE INVESTIMENTO EM AÇÕES, ADVANCED SERIES TRUST - AST GOLDMAN SACHS M-ASSET PORTF, ALPINE EMERGING MARKETS REAL ESTATE FUND, AQUILA EMERGING MARKETS FUND, ARROW CAP IR LTD FAOBO ARR GL EQ CCF ASFOTA CCF, ARROWSTREET MULTI-STRATEGY UMBRELLA PLC ARROWST EMFIII, AXA IM GLOBAL EMERGING MARKETS SMALL CAP FUND, LLC, CASEY FAMILY PROGRAM, CF DV ACWI EX-US IMI FUND, CITY OF NEW YORK GROUP TRUST, COLLEGE RETIREMENT EQUITIES FUND, DEUTSCHE LATIN AMERICA EQUITY FUND, DIGNITY HEALTH RETIREMENT PLAN TRUST, EATON VANCE COLLECTIVE INVESTMENT TFE BEM PLNS EM MQ EQ FD, EATON VANCE INT (IR) F PLC-EATON V INT (IR) PAR EM MKT FUND, EMERGING MARKETS SMALL CAPITALIZATION EQUITY IDX N-LEND F B, EMERGING MARKETS SMALL CAPITALIZATION EQUITY IDX N-LEND F, EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX FUND, FIDELITY ADVISOR SERIES VIII: FIDELITY ADVISOR GLOBAL-CAP AP F, FLORIDA RETIREMENT SYSTEM TRUST FUND, FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST, IBM 401 (K) PLUS PLAN, INTERNATIONAL BANK FOR RECON AND DEVELOP, ATFSRPAT/RSBPAT, INTERNATIONAL MONETARY FUND, ISHARES III PUBLIC LIMITED COMPANY, ISHARES MSCI BRAZIL SMALL-CAP ETF, ISHARES MSCI EMERGING MARKETS SMALL-CAP ETF, KAISER PERMANENT GROUP TRUST, KAPITALFORENINGEN INVESTIN PRO, GLOBAL EQUITIES I, LATIN AMERICA REAL ESTATE ETF, LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD, MERCER QIF CCF, NEPTUNE INVESTMENT FUNDS - NEPTUNE LATIN AMERICA FUND, NORGES BANK, NORTHERN FUNDS GLOBAL REAL ESTATE INDEX FUND, NORTHERN TRUST COLLECTIVE EAFE SMALL CAP INDEX FUN-N LEND, OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM, PARAMETRIC EMERGING MARKETS FUND, PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND, RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND, RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY, RUSSELL TR COMPANY COMMINGLED EBFTRLDIS, SPDR S&P EMERGING LATIN AMERICA ETF, SPDR S&P EMERGING MARKETS SMALL CAP ETF, SSBAT CO INVESTMENT FDS FOR TAX ERP - MSCI SEM CAP ISL FD, SSGA SPDR ETFS EUROPE I PLC, ST ST MSCI EMERGING MKT SMALL CI NON LENDING COMMON TRT FD, STATE STREET BANK AND TRUST COMPANY IV FD F TAX EX RET PLAN, SUNSUPER SUPERANNUATION FUND, TESCO PLC PENSION SCHEME, THE BOARD OF ACERS LOS ANGELES, CALIFORNIA , THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD, VANGUARD EMERGING MARKETS STOCK INDEX FUND, VANGUARD FTSE ALL-WORLD EX-US SMALL-CAP INDEX FD ASOVIEIF, VANGUARD TOTAL WORLD STOCK INDEX FD, A SRS OF VG INT EQ ID F, VICTORIAN FUNDS MAN C A T F E M T, VIRGINIA RETIREMENT SYSTEM, WASHINGTON STATE INVESTMENT BOARD, WELLINGTON MANAGEMENT FUNDS (IRELAND) PLC, XEROX CORPORATION RETIREMENT & SAVINGS PLAN.

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I hereby certify that this is a true copy of the minutes drawn up in the appropriate corporate book.

Renata de Carvalho Fidale

Secretary

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ANNEX TO THE MINUTES OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF GAFISA S.A. HELD ON APRIL 28, 2017

Final Synthetic Voting Map

Resolution Description	Vote	Number of Shares
1. Analyze the Management’s accounts, examine, discuss and vote on the financial statements for the fiscal year ended December 31, 2016, as released on March 23, 2017 at the websites of CVM and BM&FBOVESPA via the Periodic Information System (IPE) and published on March 24, 2017 in the newspapers “O Estado de São Paulo” and “Official Gazette of the State of São Paulo”.	Approval	5,988,500
	Rejection	10,090
	Abstention	7,950,116
2. Define the overall compensation amount payable to the Company’s Management in 2017 fiscal year within the limit of up to R$18,739,227.00, for the fiscal year in progress, from January to December 2017.	Approval	3,907,697
	Rejection	2,284,464
	Abstention	7,756,545
3. Install the Company’s Fiscal Council and establish that the Fiscal Council shall be composed of three (3) sitting members, with equal number of deputies.	Approval	8,044,091
	Rejection	65,866
	Abstention	5,838,749
4. Appointment of all candidates composing the slate -slate proposed by Management.	Approval	8,042,299
	Rejection	67,682
	Abstention	5,838,725
5. If one of candidates composing the slate leaves it for a separate election referred to by Articles 161, Paragraph 4 and 240 of Law No. 6.404 of 1976, may the votes corresponding to his shares still be conferred to the slate chosen?	Approval	4,326,758
	Rejection	2,735,236
	Abstention	6,886,712
6. Define the overall compensation amount payable to members of the Company’s Fiscal Council within the limit of up to R$260,640.00.	Approval	6,122,599
	Rejection	72,000
	Abstention	7,754,107

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 28, 2017

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer